SEC MAIL RECEIVED FEB 2006 WASH, D.C. 199

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29671

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Money Concepts Capital Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11440 Jog Road
(No. and Street)

Palm Beach Gardens (City) FL (State) 33418-3764 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry Rittman (561) 472-2048
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

One Biscayne Tower, Two South Biscayne Blvd, Suite 2800, Miami, FL 33131
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Denis Walsh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Money Concepts Capital Corp, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

IRENE JUDITH YANNETT
MY COMMISSION EXPIRES
March 12, 2009
#DD 371375
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of ~~Income (Loss)~~. Operations.
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flow.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
Suite 2800
One Biscayne Tower
Two South Biscayne Boulevard
Miami, FL 33131

Independent Auditors' Report

The Board of Directors
Money Concepts Capital Corp.:

We have audited the accompanying statements of financial condition of Money Concepts Capital Corp. (the Company) (a wholly owned subsidiary of Money Concepts International, Inc.) as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Money Concepts Capital Corp. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 17, 2006
Certified Public Accountants

MONEY CONCEPTS CAPITAL CORP.
(A Wholly Owned Subsidiary of
Money Concepts International, Inc.)

Statements of Financial Condition

December 31, 2005 and 2004

Assets		**2005**	**2004**
Cash and cash equivalents	$	920,678	600,751
Commissions receivable, net of provision for doubtful accounts of $0 and $63,622, respectively		1,531,488	492,385
Deposit with clearing broker		25,000	25,000
Prepaid expenses and other assets		5,661	3,481
Due from affiliate		—	496,274
Deferred tax asset, net		138,331	93,636
	$	2,621,158	1,711,527
Liabilities and Stockholder's Equity			
Liabilities:			
Commissions payable	$	1,077,000	255,354
Accounts payable and accrued expenses		371,728	253,538
Income tax payable to Parent		107,195	239,246
Total liabilities		1,555,923	748,138
Stockholder's equity:			
Common stock, no par value, stated value of $100 per share. Authorized, issued, and outstanding 100 shares		10,000	10,000
Additional paid-in capital		40,000	40,000
Retained earnings		1,015,235	913,389
Total stockholder's equity		1,065,235	963,389
	$	2,621,158	1,711,527

See accompanying notes to financial statements.

MONEY CONCEPTS CAPITAL CORP.
(A Wholly Owned Subsidiary of
Money Concepts International, Inc.)

Statements of Operations

Years ended December 31, 2005 and 2004

		2005	2004
Revenue:			
Sales commissions	$	22,957,540	19,511,508
Investment advisory fees		11,199,807	10,216,737
Interest		30,546	7,713
Total revenue		34,187,893	29,735,958
Expenses:			
Commissions on sales and investment advisory fees		26,590,128	22,995,320
Salaries and employee benefits		3,784,576	3,083,267
Office expenses		1,315,321	1,179,264
Management fees to Parent		1,709,395	1,495,840
Bank charges		58,224	54,590
Clearing expenses		340,436	239,534
Professional fees		122,669	183,440
Other expenses		102,798	106,583
Total expenses		34,023,547	29,337,838
Income before income taxes		164,346	398,120
Income tax expense		62,500	151,397
Net income	$	101,846	246,723

See accompanying notes to financial statements.

MONEY CONCEPTS CAPITAL CORP.
(A Wholly Owned Subsidiary of
Money Concepts International, Inc.)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2005 and 2004

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance, December 31, 2003	$	10,000	40,000	666,666	716,666
Net income		—	—	246,723	246,723
Balance, December 31, 2004		10,000	40,000	913,389	963,389
Net income		—	—	101,846	101,846
Balance, December 31, 2005	$	10,000	40,000	1,015,235	1,065,235

See accompanying notes to financial statements.

MONEY CONCEPTS CAPITAL CORP.
(A Wholly Owned Subsidiary of
Money Concepts International, Inc.)

Statements of Cash Flows

Years ended December 31, 2005 and 2004

		2005	2004
Cash flows from operating activities:			
Net income	$	101,846	246,723
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred taxes		(44,695)	(40,180)
Provision for doubtful accounts		—	63,622
Changes in operating assets and liabilities:			
Commissions receivable		(1,039,103)	231,197
Prepaid expenses and other assets		(2,180)	17,817
Due from affiliate		496,274	(496,274)
Commissions payable		821,646	(204,646)
Accounts payable and accrued expenses		118,190	100,654
Income tax payable to Parent		(132,051)	191,577
Net cash provided by operating activities		319,927	110,490
Net increase in cash and cash equivalents		319,927	110,490
Cash and cash equivalents, beginning of year		600,751	490,261
Cash and cash equivalents, end of year	$	920,678	600,751
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$	194,551	—

See accompanying notes to financial statements.

MONEY CONCEPTS CAPITAL CORP.
(A Wholly Owned Subsidiary of
Money Concepts International, Inc.)

Notes to Financial Statements

December 31, 2005 and 2004

(1) Organization and Summary of Significant Accounting Policies

(a) Organization

Money Concepts Capital Corp. (the Company) is a registered broker/dealer and investment adviser (Money Concepts Capital Corp., also d/b/a Money Concepts Advisory Service), and a member firm of the National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of Money Concepts International, Inc. (the Parent), a financial services holding company. Mutual funds, annuities, life insurance, and limited partnership interests are sold through the Company's independent registered representatives.

As a nonclearing broker/dealer and registered investment adviser, the Company does not carry security accounts for customers or perform custodial functions relating to customer funds or securities and is therefore exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

(b) Use of Estimates

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles and general practice within the brokerage industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statements of financial condition and revenue and expenses for the periods. Actual results could differ from those estimates.

(c) Revenue and Expense Recognition

Commission income and expense from customer transactions are recorded on a trade-date basis. Fee income from investment advisory services is recorded as earned.

(d) Income Taxes

The Company files consolidated federal and state income tax returns with the Parent. The Company calculates income tax expense or benefit, and settles the current amount payable to or receivable from the Parent as if it files a separate tax return.

The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years for differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date.

(e) Cash Equivalents

The Company considers cash, money market accounts, and certificates of deposit with original maturities of less than three months to be cash equivalents.

(f) Reclassifications

Certain amounts in the 2004 financial statements have been reclassified to conform with the 2005 presentation.

(2) Net Capital Requirements

Pursuant to the uniform net capital provisions of Rule 15c3-1 (the Rule) of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2005 and 2004, the Company's net capital was $810,780 and $282,522, respectively, which was $707,052 and $232,646 in excess of its required net capital of $103,728 and $49,876, respectively. The Company's net capital ratio was 1.92 to 1 at December 31, 2005 and 2.65 to 1 at December 31, 2004.

(3) Related-Party Transactions

The Company paid approximately $432,000 and $401,000 during fiscal year 2005 and 2004, respectively, for rent to the Parent. These amounts are included in office expenses in the statements of operations. The lease is month-to-month and may be canceled at any time.

The Company entered into a management agreement with the Parent that requires the Company to pay the Parent 5% of total revenue of the Company, until such agreement is canceled by the Parent. Fees are paid for the use of the Parent's network of independent financial planning centers for marketing, and independent agent recruiting and training, among other items. During the years ended December 31, 2005 and 2004, the Company paid management fees of $1,709,395 and $1,495,840, respectively, to the Parent.

(4) Defined Contribution Plan

The Company makes contributions to a defined contribution plan, which covers qualified employees. Contributions by the Company are made solely at the discretion of the board of directors of the Company. During the years ended December 31, 2005 and 2004, the Company contributed approximately $100,000 and $85,000, respectively, to this plan.

(5) Income Taxes

Income tax (benefit) expense attributable to income from operations consists of:

		Current	Deferred	Total
Year ended December 31, 2005:				
U.S. federal	$	91,467	(38,162)	53,305
State and local		15,728	(6,533)	9,195
	$	107,195	(44,695)	62,500

		Current	Deferred	Total
Year ended December 31, 2004:				
U.S. federal	$	163,576	(34,308)	129,268
State and local		28,001	(5,872)	22,129
	$	191,577	(40,180)	151,397

Income tax expense differs from the amount computed by applying the statutory federal income tax rate of 34% to income before taxes as follows:

		2005	2004
Tax expense at statutory federal income tax rate	$	55,879	135,361
State income taxes, net of federal benefit		6,069	14,605
Nondeductible meals and entertainment and other		552	1,431
	$	62,500	151,397

The tax effects of temporary differences that give rise to the deferred tax asset at December 31, 2005 and 2004 is as follows:

		2005	2004
Deferred tax asset:			
Deferred revenue	$	114,436	71,164
Accrued expenses		23,895	22,472
Total gross deferred tax asset		138,331	93,636
Less valuation allowance		—	—
Net deferred tax asset	$	138,331	93,636

(6) Contingencies

The Company is subject to lawsuits, claims, and other complaints arising out of the ordinary conduct of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

Schedule I

MONEY CONCEPTS CAPITAL CORP.
(A Wholly Owned Subsidiary of
Money Concepts International, Inc.)

Computation of Net Capital Under Rule 15c3-1
of the Securities Exchange Act of 1934

December 31, 2005

Computation of net capital:				
Total stockholder's equity qualified for net capital			$	1,065,235
Deduct nonallowable assets and other deductions and/or charges:				
Nonallowable assets:				
Certain commissions receivable, net of certain commissions payable	$	77,095		
Prepaid expenses and other assets		5,661		
Deferred tax asset		138,331		
Fidelity bond deductible		33,368		
Total nonallowable assets				254,455
Net capital			$	810,780
Amounts included in total liabilities which represent aggregate indebtedness – commissions payable, and accounts payable and accrued expenses			$	1,555,923
Computation of basic net capital requirement:				
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)			$	103,728
Excess net capital			$	707,052
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)			$	655,188
Ratio of aggregate indebtedness to net capital				1.92 to 1

Note: See Schedule II for reconciliation of computation of net capital pursuant to uniform net capital Rule 15c3-1 to the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

See accompanying independent auditors' report.

MONEY CONCEPTS CAPITAL CORP.
(A Wholly Owned Subsidiary of
Money Concepts International, Inc.)

Reconciliation of Computation of Net Capital Pursuant
to Uniform Net Capital Rule 15c3-1 to the Company's
Corresponding Unaudited Form X-17A-5, Part IIA Filing

December 31, 2005

		Net capital
Net capital per computation in Company's corresponding unaudited Form X-17A-5, Part IIA filing	$	855,475
Increase in deferred tax asset		44,695
Net capital computation pursuant to Rule 15c3-1	$	810,780

See accompanying independent auditors' report.

Schedule III

MONEY CONCEPTS CAPITAL CORP.
(A Wholly Owned Subsidiary of
Money Concepts International, Inc.)

Information Relating to Possession and Control Requirements
Under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2005

Exemption under Section (k)(2)(ii) is claimed:

All customer transactions are cleared through the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker/dealer. The Company is therefore exempt from the possession and control requirements under Rule 15c3-3.

See accompanying independent auditors' report.

KPMG

KPMG LLP
Suite 2800
One Biscayne Tower
Two South Biscayne Boulevard
Miami, FL 33131

Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities Exchange Act of 1934

The Board of Directors
Money Concepts Capital Corp.:

In planning and performing our audit of the financial statements and supplemental schedules of Money Concepts Capital Corp. (the Company), (a wholly owned subsidiary of Money Concepts International, Inc.) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

KPMG

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 17, 2006
Certified Public Accountants